

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

January 15, 2010

Mr. Brian P. Alessi
Chief Financial Officer
Emerging Vision, Inc.
100 Quentin Roosevelt Boulevard
Garden City, NY 11530

> **RE: Emerging Vision, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **Filed May 8, 2008, August 6, 2008 and November 14, 2008**
> **File No. 1-14128**

Dear Mr. Alessi:

We have reviewed the responses in your letter dated November 30, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies
Revenue Recognition

1.   We reviewed your response to comment three in our letter dated May 29, 2009 which supplemented your response to comment ten in our letter dated September 15, 2008. Please provide a more detailed evaluation of why you believe you are the primary obligor and why the indicators of gross reporting are sufficient to overcome the indicators that revenues should be reported on a net basis. In this regard, explain to us why Example 2 in Exhibit 99-19A of EITF 99-19 (FASB

ASC 605-45-55-4) is more relevant than Example 13 in Exhibit 99-19A of EITF 99-19 (FASB ASC 605-45-55-40). Please also provide us with a copy of a typical customer and supplier agreement. In your response, please be sure to provide the following information:

- tell us who manages ordering, shipping and billing processes and who is responsible for order acceptance;
- clarify your response regarding inventory risk and the transfer of title to products shipped by suppliers in light of your statements that title to products purchased passes to members upon your receipt of payment in full and that title passes directly to members upon delivery;
- describe in detail the terms of your supplier and customer agreements regarding inventory risks, order changes, order cancellations, returns or refunds/credits;
- tell us whether order changes, order cancellations, returns or refunds/credits are governed by the terms of your sales agreements or by the terms of your supplier agreements and whether the terms of your supplier agreements mitigate your risk;
- describe the representations made by you in your marketing and sales literature and the terms of sales contracts regarding fulfillment of orders;
- discuss whether customers have the discretion to select the supplier to provide products ordered and why you believe you have discretion in supplier selection when the products are available from multiple suppliers in the network;
- discuss in more detail why you believe you determine the nature, type, characteristics or specifications of products ordered by customers because you select network suppliers and the types of products the suppliers will offer; and
- discuss why your credit risk and latitude in establishing pricing are sufficient to overcome the indicators that revenue should be reported on a net basis.

2.   We reviewed your response to comment five in our letter dated May 29, 2009 which supplemented your response to comment 12 in our letter dated September 15, 2008. Please explain to us in detail how you market and sell frame and lens memberships and contact lens memberships and the products and services provided under the arrangements, and provide us with a copy of your standard membership agreements. Clarify whether initial eye exams, frames and lenses and contacts, follow-up eye exams and memberships are marketed and sold under separate arrangements and/or under a single arrangement. In addition, provide a discussion of how you determine the separate units of accounting using the criteria in EITF 00-21 (FASB ASC 605-25) and why membership fees are considered a separate unit of accounting. Further, please explain your revenue recognition policy regarding membership fees to us in more detail addressing such factors as units of accounting, recognition of breakage and proportional

revenue recognition referencing the authoritative literature that supports your accounting. We are particularly interested in understanding your rationale for (i) recognizing revenues attributable to follow-up exam services performed ratably over the term of the membership agreement rather than when the services are performed and (ii) recognizing revenues attributable to follow-up exam services not performed up-front rather than at the end of the membership agreement and whether you are using a proportional revenue recognition model.

Note 2 – Acquisitions

3.   We reviewed your response to comment six in our letter dated May 29, 2009 which supplemented your response to comment 14 in our letter dated September 15, 2008. Considering the put rights guarantee the value of the options issued to effect the business combination and represent contingent consideration, please explain to us in detail why the options are not within the scope of EITF 97-8 (FASB ASC 815-40-55-1), which was nullified by SFAS 141(R) (FASB ASC 805). Also, explain to us why the put rights should not be considered in determining the fair value of the options at the date of the acquisition and recorded as part of the cost of the business acquired. Cite the authoritative accounting guidance that supports your determination of fair value and explain to us why the fair value of the options at the date of acquisition would not at least equal the present value of the potential cash outlay upon exercise of the put rights. In addition, please discuss in detail (i) the applicability of EITF 00-19 (FASB ASC 815-40-55), particularly in light of paragraph 3 (FASB ASC 815-40-55-1), and EITF D-98 (FASB ASC 480-10-S99-3A) and (ii) why your subsequent accounting, measurement and classification of the puttable options comply with GAAP. Finally, describe in more detail the potential goodwill impairment issues referred to in your response to comment 14 in our letter dated September 15, 2008.

Note 12 – Income Taxes

4.   We reviewed your response to comment nine in our letter dated May 29, 2009. We understand that there are no differences between the tax basis and book basis of the assets acquired and liabilities assumed in the TOG acquisition. Please explain to us how you apply the guidance in paragraph 31.a. of SFAS 109 (FASB ASC 740-10-25-3 and 740-30-25-18). In addition, please disclose the amount, if any, of the unrecognized deferred liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration as required by paragraph 44.c. of SFAS 109 (FASB ASC 740-30-50-2).

Note 18 – Stock Options and Warrants
Stock Purchase Warrants

5.   We reviewed your response to comment 14 in our letter dated May 29, 2009. We
        understand that you used the signing dates of the Dubois and RD consulting
        agreements as the measurement dates because the consulting agreements include
        provisions and penalties that make it probable that the contractual services will be
        performed. Please describe for us the provisions and penalties and explain why
        you believe the provisions and penalties represent sufficiently large disincentives
        for nonperformance. Refer to EITF 96-18 (FASB ASC 505-50-30-11 and 505-
        50-30-12).

Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30,
2008

6.   We reviewed your response to comment 17 in our letter dated May 29, 2009. We
        understand that you intend to amend Form 10-Q for the quarterly periods ended
        March 31, 2008, June 30, 2008 and September 30, 2008 to include a written
        consent from your independent registered public accounting firm. Since a report
        from your accounting firm is not included in these reports, it appears that a
        written consent from the accounting firm is not required. Refer to Item
        601(b)(23) of Regulation S-K. Please advise.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Segment results for the three and nine months ended September 30, 2008 as compared to
the three and nine months ended September 30, 2007

Company Store Segment

7.   We reviewed your response to comment 18 in our letter dated May 29, 2009. We
        continue to believe that your computation of gross profit margin excluding exam
        fee revenue included in retail sales represents a non-GAAP financial measure.
        Please tell us in detail why you believe this measure is not a non-GAAP financial
        measure as defined in Item 10(e)(4) of Regulation S-K. Otherwise, please
        provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K in future
        filings as previously requested.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief